

















30 October 2025

HALEON

SENSODYNE parodontax Centrum Caltrate THERAFLU Voltaren Panadol ENO

2025 Q3 Trading Statement[1]

Three months ended 30 September 2025 (unaudited)

Q3 2025[1]			
Three months ended 30 September 2025	**Reported revenue (£m)**	**Organic revenue growth[2]**	**Reported revenue growth**
Haleon	**2,799**	**+3.4%**	**+0.7%**
Geographical segment			
North America	977	+0.4%	(2.0)%
EMEA & LatAm	1,176	+5.3%	+3.5%
APAC	646	+5.1%	(0.2)%
Product category			
Oral Health	867	+6.9%	+7.0%
VMS	422	+4.9%	+3.7%
Pain Relief	647	+3.7%	+3.0%
Respiratory Health	510	(1.8)%	(12.2)%
Digestive Health	240	+2.1%	+0.4%
Therapeutic Skin Health and Other	113	(1.1)%	(1.7)%

Good growth driven by Oral Health and VMS

- Q3 organic revenue[2] growth of 3.4% with price up 1.8% and volume/mix up 1.6%
- Good organic revenue growth across EMEA & LatAm of 5.3% and Asia-Pacific up 5.1%
- North America organic revenue grew 0.4% with consumption growth ahead of the market[3]
- Continued outperformance in Oral Health with organic revenue growth of 6.9%; improvement in VMS with organic revenue growth of 4.9% underpinned by strong growth in *Centrum* in EMEA & LatAm
- Innovation delivering sustainable growth with successful launches from the continued roll out of the Clinical Platform for *Sensodyne* and innovations across both *parodontax* and *Polident/Poligrip.* Continued strength for *Centrum Daily Kits* in China and launch of new offerings across OTC including *Otrivin Nasal Mist*, *Voltaren 2%* and *Panadol Dual Action*
- Emerging markets[4] revenue up 7.1%; India up double digits and China up mid-single digit

Disciplined capital allocation underpinning shareholder returns

- YTD returned c.£1.1bn to shareholders through c. £500m in share buybacks and c.£600m in dividends

Reiterating FY 2025 guidance

- Organic revenue growth expected to be around 3.5% assuming a normal cold and flu season
- Positive operating leverage expected to deliver high single digit organic operating profit growth

Brian McNamara, Chief Executive Officer, said:

"We delivered a good performance in the third quarter. All regions delivered positive organic revenue growth, driven by strong in-market execution and the continued roll-out of our innovation pipeline.

EMEA & LatAm performed well, and we continued to grow market share in North America despite a challenging consumer environment. Oral Health was the standout performer, with innovation driving strong market share gains for Sensodyne and parodontax. VMS also delivered a good performance, supported by new launches for Centrum, Emergen-C, and Caltrate.

We continue to deliver against our capital allocation priorities and so far this year have returned £1.1 billion to shareholders, and during the quarter, we completed the £500m share buyback programme we allocated to 2025.

We're also making strong progress with our productivity programme to drive gross profit growth. We are on track to deliver our FY guidance and remain confident in our medium-term outlook."

Footnotes can be found on page 2



2025 Outlook

For FY 2025 the Group expects:

- Organic revenue growth to be around 3.5% assuming a normal cold and flu season
- High-single digit organic operating profit growth
- The net impact of M&A[5] to dilute FY 2025 revenue and adjusted operating profit by c.2.0% and c.5.5% respectively. This includes the disposals of *ChapStick* and Haleon's Nicotine Replacement Therapy (NRT) business outside the US during 2024
- Net interest c.£260m; adj. effective tax rate c.24.5%; non-controlling interest charge c.£10m

Foreign exchange

The Group expects a foreign exchange translation headwind of c.(3.3)% and c.(5.1)% to negatively impact net revenue and adjusted operating profit respectively. This is based on Bloomberg forward consensus rates averaged over 2025[6].

Notes and forward looking statements

1. All numbers within this release are unaudited and are organic unless referenced otherwise. The commentary in this announcement contains forward looking statements and should be read in conjunction with the cautionary note in the Appendix
2. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Organic revenue growth, organic operating profit growth and adjusted operating profit are non-IFRS measures; definitions and calculations of organic revenue growth can be found in the Appendix
3. Market share statements throughout this announcement are estimates based on the Group's analysis of third party market data of revenue including IQVIA, IRI and Nielsen data. Represents % of brand-market combinations gaining or maintaining share (this analysis covers c.90% of Haleon's total revenue).
4. Classification of developed and emerging markets sourced from The International Monetary Fund DataMapper 2022
5. Net M&A includes the disposal of *ChapStick* and the Nicotine Replacement Therapy business outside the US, and the impact of MSAs
6. As of 30 September 2025



Presentation for analysts and shareholders

A short presentation followed by Q&A will be hosted by Dawn Allen, Chief Financial Officer at 9:00am GMT (10:00am CET) on 30 October 2025, which can be accessed at www.haleon.com/investors/.

For analysts and shareholders wishing to ask questions on the Q&A call, please use the dial-in details below which will have a Q&A facility:

UK:	+44 (0) 808 189 0158
US:	+1 855 979 6654
All other:	+44 (0) 203 936 2999
Passcode:	407228

An archived webcast of the presentation will be available later on the day of the results and can be accessed at www.haleon.com/investors.

Financial timetable

FY 2025 Results	25 February 2026
Q1 2026 Trading Statement	29 April 2026

Enquiries

Investors		**Media**	
Jo Russell	+44 7787 392441	Zoë Bird	+44 7736 746167
Rakesh Patel	+44 7552 484646	Victoria Durman	+44 7894 505730
Email: investor-relations@haleon.com		Email: corporate.media@haleon.com	

About Haleon plc

Haleon (LSE/NYSE: HLN) is a global leader in consumer health, with a purpose to deliver better everyday health with humanity. Haleon's product portfolio spans six major categories - Oral Health, Vitamins, Minerals and Supplements (VMS), Pain Relief, Respiratory Health, Digestive Health and Therapeutic Skin Health and Other. Its long-standing brands - such as *Advil, Centrum, Otrivin, Panadol, parodontax, Polident, Sensodyne, Theraflu* and *Voltaren* - are built on trusted science, innovation and deep human understanding.

For more information please visit www.haleon.com



Three months ended 30 September 2025

Regional review

Performance by geographical segment for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)					
	2025	**2024**	**Organic[1]**	**Price[1]**	**Vol/Mix[1]**	**FX impact**	**Net M&A impact**	**Reported[1]**
North America	977	997	0.4%	0.7%	(0.3)%	(2.0)%	(0.4)%	(2.0)%
EMEA & LatAm	1,176	1,136	5.3%	3.5%	1.8%	2.6%	(4.4)%	3.5%
APAC	646	647	5.1%	0.7%	4.4%	(3.1)%	(2.2)%	(0.2)%
Group	**2,799**	**2,780**	**3.4%**	**1.8%**	**1.6%**	**(0.4)%**	**(2.3)%**	**0.7%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Price and volume/mix are components of organic revenue growth. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key regional performance was as follows:

North America

Q3 organic revenue growth was up 0.4% with 0.7% price and (0.3)% volume/mix.

In the US, Haleon continued to drive share gains with consumption outperforming a declining market by c.100bps in Q3. This reflected the ongoing weak US consumer and retailer environment that impacted certain discretionary and seasonal categories including Smokers' Health. Our performance in the quarter reflected the strength of Oral Health and Digestive Health underpinned by activation of innovations. In aggregate, our expectations for North America organic revenue growth in H2 to be broadly similar to H1 is unchanged.

As noted at the half year, we continued to see short term volatility in inventory as retailers manage their working capital. We have made good progress on our focused initiatives to reduce inventory across slower growing channels, which we expect will allow us to end 2025 with an appropriate level of inventory across our retail partners. Our actions underpin our confidence in an expected return to growth next year.

During the quarter:
- Mid-single digit growth in Oral Health was driven by consumption and market outperformance of *Sensodyne* and *parodontax.* This was underpinned by a number of innovation launches including *Sensodyne Pronamel Clinical Enamel* strength and *parodontax Active Gum Repair Breath Freshener* which has seen positive consumer feedback.
- VMS grew low-single digit with growth in both *Centrum* and *Emergen-C*
- Modest decline in Pain Relief as mid-single digit growth in *Voltaren* was supported by new social media campaigns. This was offset by a decline in *Advil* from supply outages on *Advil Liqui-gels* that have now been resolved.
- Respiratory Health declined mid-single digit with a lower decline in Smokers' Health relative to Q2
- Digestive Health grew low-single digit with growth in *Tums* and *Benefiber* partly offset by a decline in *Nexium*
- Therapeutic Skin Health and Other grew double digits with strength in *Abreva*



Europe, Middle East & Africa (EMEA) and Latin America (LatAm)

Q3 organic revenue grew 5.3% with 3.5% price and 1.8% volume/mix.

Latin America was up low double-digit, driven by market share gains in a softening market, with strength in Colombia and Mexico offsetting a decline in Brazil due to softer consumption reflecting macroeconomic conditions. Middle East & Africa grew high-single digit with strength in Oral Health and Pain Relief. Mid-single digit growth in Southern Europe was supported by the roll out of innovations including *Otrivin Nasal Mist* and *VoltaDuo,* a systemic pain relief product. Central & Eastern Europe, and Northern Europe were up mid-single digit.

During the quarter:
- Oral Health saw double-digit growth across *Sensodyne* and *parodontax* reflecting excellent in-market execution and new innovations including *Sensodyne Clinical White* and *parodontax active gum repair*
- Growth in VMS was led by *Centrum,* up double-digit, underpinned by innovation with the launch of *Centrum Vital+ vitamin blend for healthy ageing benefits* and in part, benefitting from the lapping of shipment phasing in Mexico in 2024
- Pain Relief increased mid-single digit with growth in *Voltaren* supported by consumption across Central & Eastern Europe and the roll-out of innovations including our natural herbal product, *Voltamed* in Germany. *Panadol* growth benefitted from the launch of *Mejoral* in Mexico.
- Mid-single digit growth in Respiratory Health was led by the ongoing successful roll out of *Otrivin Nasal Mist* which continues to see good consumer feedback
- Digestive Health declined mid-single digit with a double digit decline in *ENO* from challenging market conditions in Brazil
- Therapeutic Skin Health and Other declined double digit largely due to a decline in *Fenistil* from a weak mosquito season in Europe along with lower third-party sales

Asia Pacific (APAC)

Q3 organic revenue growth in APAC was 5.1% with 0.7% price and 4.4% volume/mix.

Performance was particularly strong in India from successful in-market execution and an improving consumer environment. China grew mid-single digit with strength across Oral Health and a number of innovations including *Fenbid Gold, Voltaren 2%* and *Centrum Daily Kits*. South-East Asia & Taiwan were up mid-single digit with a strong performance from *Voltaren* and strength in the Philippines from *Centrum*. Australia & New Zealand were also up mid-single digit. North Asia declined low-single digit due to retail stocking patterns which is expected to reverse in the fourth quarter.

During the quarter:
- Oral Health grew mid-single digit with *Sensodyne* up double digit, underpinned by innovation and in-market execution particularly in India and China. *parodontax* grew double digit driven by the launch of *parodontax* in China with consumer uptake continuing to build and also benefitted from broader market roll-out.
- VMS delivered mid-single digit growth, led by *Centrum* up high-single digit, fuelled by innovations including *Centrum Daily Kits* and strength in the Philippines from distribution primarily focused on lower income consumers. *Caltrate* declined slightly after lapping a tough comparative base in China during Q3 2024
- Respiratory Health declined mid-single digit due to a low season
- Pain Relief was up mid-single digit helped by consumption for *Panadol Pain* in Australia & New Zealand and the launch of *Panadol Extra Four Count* in Indonesia driving category volume growth
- Digestive Health grew double digit with strength in *ENO* in India



- Therapeutic Skin Health and Other grew double digit with a strong performance from *Bactroban* in China helped by activation on innovations including *Bactroban Acne*

Category review

Revenue by product category for the three months ended 30 September:

	Revenue (£m)		Revenue change (%)			
	2025	**2024**	**Organic**[1]	**FX impact**	**Net M&A impact**	**Reported**[1]
Oral Health	867	810	6.9%	0.1%		7.0%
VMS	422	407	4.9%	(1.2)%		3.7%
Pain Relief	647	628	3.7%	(0.7)%		3.0%
Respiratory Health	510	581	(1.8)%	(0.2)%	(10.2)%	(12.2)%
Digestive Health	240	239	2.1%	(1.7)%		0.4%
Therapeutic Skin Health and Other	113	115	(1.1)%	1.7%	(2.3)%	(1.7)%
Group revenue	**2,799**	**2,780**	**3.4%**	**(0.4)%**	**(2.3)%**	**0.7%**

1. Reported revenue is calculated at the average rate for the period. Organic revenue growth is calculated at constant currency and excludes the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure of production sites. The difference between reported and organic revenue growth is predominantly due to adjustment to recalculate the reported results as if they had been generated at prior year exchange rates. Definitions and calculations of non-IFRS measures can be found in the Appendix.

All commentary below refers to organic revenue growth unless otherwise stated.

Key category performance was as follows:

Oral Health
Organic revenue grew 6.9% with *Sensodyne* growing high-single digit, supported by penetration and broad-based market share gains particularly across the US and India. New innovations including the Clinical Platform continue to perform well. During the quarter, we launched *Sensodyne Cavity and Sensitivity* across Indonesia and South Africa and are expected to roll out to over 30 markets by the end of 2025. *parodontax* grew double-digit, with strong consumer uptake following the launch of *parodontax gum strengthen and protect*, now in 18 countries. Denture Care grew mid-single digit helped by the launch of *Ultimate All in One* expanding into new markets including Central and Eastern Europe, US and Japan.

VMS
Organic revenue was up 4.9%, with *Centrum* up double digit reflecting strong growth in EMEA & LatAm, and APAC, with lower growth in North America. *Emergen-C* grew low-single digit supported by innovations including *Emergen-C Immune +* and *Zero Sugar*. *Caltrate* grew low-single digit, driven by a number of innovations including *Caltrate Kids* despite lapping a high comparative base from Q3 2024.

Pain Relief
Organic revenue grew 3.7% with high-single digit growth in *Panadol* and mid-single digit growth in *Voltaren*. This was partially offset by a decline in *Advil* due to a short-term supply constraint on *Advil Liqui-gels* which has now been resolved. Strength in *Voltaren* was helped by innovation including *Voltaren* 2% in China driving market share gains. During the quarter, *Panadol* launched four counts in Indonesia aimed at driving penetration with lower-income consumers. Initial consumer feedback has been encouraging. In addition, the roll out of *Panadol Dual Action* continues at pace across Central & Eastern Europe.

Respiratory Health
Organic revenue declined 1.8%. Within the category, Smokers' Health declined double digit given more challenging market conditions. Excluding the impact of this, Respiratory Health organic growth was broadly flat. Beyond this, performance was supported by double digit growth in *Otrivin* through the expansion of *Otrivin Nasal Mist* across Europe. *Flonase* grew mid-single digit. Reported revenue declined 12.2%,


reflecting the divestment of the Nicotine Replacement Therapy business outside the US which completed on 30 September 2024.

Digestive Health

Organic revenue grew 2.1%. *Tums* and *Benefiber* grew high-single digit and double digit respectively. Organic revenue growth was helped by innovations and activations including *Tums Gummy Bites* + designed for upset stomachs and nausea support and *Benefiber Prebiotic Fiber + Supergreens*. *ENO* declined mid-single digit reflecting challenging market conditions in Brazil.

Therapeutic Skin Health and Other

Therapeutic Skin Health and Other organic revenue declined 1.1%. *Bactroban* and *Abreva* saw mid-single digit organic growth, which was more than offset by a double digit decline in *Fenistil* from a low mosquito season in Europe along with lower third-party sales.



Appendix

Cautionary note regarding forward-looking statements

This document contains certain statements that are, or may be deemed to be, "forward-looking statements" (including for purposes of the safe harbor provisions for forward-looking statements contained in Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934). Forward-looking statements give Haleon's current expectations and projections about future events, including strategic initiatives and future financial condition and performance, and so Haleon's actual results may differ materially from what is expressed or implied by such forward-looking statements. Forward-looking statements sometimes use words such as "expects", "anticipates", "believes", "targets", "plans", "intends", "aims", "projects", "indicates", "may", "might", "will", "should", "potential", "could" and words of similar meaning (or the negative thereof). All statements, other than statements of historical facts, included in this document are forward-looking statements. Such forward-looking statements include, but are not limited to, statements relating to future actions, prospective products or product approvals, delivery on strategic initiatives (including but not limited to acquisitions and disposals, realisations of efficiencies and responsible business goals), future performance or results of current and anticipated products, sales efforts, expenses, the outcome of contingencies such as legal proceedings, dividend payments and financial results.

Any forward-looking statements made by or on behalf of Haleon speak only as of the date they are made and are based upon the knowledge and information available to Haleon on the date of this document. These forward-looking statements and views may be based on a number of assumptions and, by their nature, involve known and unknown risks, uncertainties and other factors because they relate to events and depend on circumstances that may or may not occur in the future and/or are beyond Haleon's control or precise estimate. Such risks, uncertainties and other factors that could cause Haleon's actual results, performance or achievements to differ materially from those in the forward-looking statements include, but are not limited to, those discussed under "Risk Factors" on pages 193 to 201 in Haleon's Annual Report and Form 20-F 2024. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements.

Subject to our obligations under English and U.S. law in relation to disclosure and ongoing information (including under the Market Abuse Regulations, the UK Listing Rules and the Disclosure and Transparency Rules of the Financial Conduct Authority), we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You should, however, consult any additional disclosures that Haleon may make in any documents which it publishes and/or files with the SEC and take note of these disclosures, wherever you are located.

No statement in this document is or is intended to be a profit forecast or profit estimate.

Use of non-IFRS measures (unaudited)

We use certain alternative performance measures to make financial, operating, and planning decisions and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow greater comparability. To do so, we have excluded items affecting the comparability of period-over-period financial performance. These measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.



Constant currency

The Group's reporting currency is Pounds Sterling, but the Group's significant international operations give rise to fluctuations in foreign exchange rates. To neutralise foreign exchange impact and to better illustrate the change in results from one year to the next, the Group discusses its results both on an "as reported basis" or using actual exchange rates (AER) (local currency results translated into Pounds Sterling at the prevailing foreign exchange rate) and using constant currency exchange rates (CER). To calculate results on a constant currency basis, prior year average exchange rates are used to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate. The principal currencies and relevant exchange rates in the key markets where the Group operates are shown below.

| | Nine months to 30 September | |
	2025	2024
Average rates:		
US$/£	1.31	1.28
Euro/£	1.18	1.18
CNY/£	9.46	9.19

Organic revenue growth and organic operating profit growth

Our organic growth measures take our adjusted results and further exclude the impact of divestments, acquisitions, manufacture and supply agreements (MSAs) relating to divestments and closure production sites, and the impact of foreign currency exchange movements. Additionally, our organic growth measures cap the pricing benefit in excess of 26% per annum for countries experiencing hyperinflation. Inflation of 26% per year or more compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. For Haleon, this applies to Argentina and Turkey. Corresponding adjustments have been made to all income statement related lines when calculating organic growth changes.

The Group believes discussing organic revenue growth and organic operating profit growth contributes to the understanding of the Group's performance and trends because it allows for a year-on-year comparison of revenue and operating profit in a meaningful and consistent manner.

Organic measures are calculated period to period as follows, using prior year exchange rates to restate current year comparatives except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into Pound Sterling using the prior year closing exchange rate.

– Current year organic measures exclude revenue and operating profit from brands or businesses acquired in the current accounting period.

– Current year organic measures exclude revenue and operating profit attributable to brands or businesses acquired in the prior year from 1 January to the date of completion of the acquisition.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the current accounting period from 12 months prior to the completion of the disposal or closure until the end of the prior accounting period.

– Prior year organic measures exclude revenue and operating profit in respect of brands or businesses divested or closed in the previous accounting period in full.

– Prior year and current year organic measures exclude revenue and operating profit attributable to MSAs relating to divestments and closure of production sites taking place in either the current or prior year, each an Organic Adjustment. These adjustments are made because these agreements are transitional in nature and, with respect to production site closures, include a ramp-down period in which revenue attributable to MSAs gradually reduces several months before the production site closes.

To calculate organic growth for the period, organic measures for the prior year are subtracted from organic measures in the current year and divided by organic measures in the prior year.



Organic revenue growth by individual geographical segment is further discussed by price and volume/mix changes, which are defined as follows:

– **Price**: Defined as the variation in revenue attributable to changes in prices during the period. Price excludes the impact to organic revenue growth due to (i) the volume of products sold during the period and (ii) the composition of products sold during the period. Price is calculated as current year net price minus prior year net price multiplied by current year volume. Net price is the sales price, after deduction of any trade, cash or volume discounts that can be reliably estimated at point of sale. Value added tax and other sales taxes are excluded from the net price. In determining changes in price, we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained above.

– **Volume/Mix**: Defined as the variation in revenue attributable to changes in volumes and composition of products sold in the period.

The following tables reconcile reported revenue growth to organic revenue growth for the periods presented.

	Geographical Segments			
Three months ended 30 September 2025 vs 2024 (%)	**North America**	**EMEA & LatAm**	**APAC**	**Total**
Revenue growth	**(2.0)**	**3.5**	**(0.2)**	**0.7**
Organic adjustments	0.4	4.4	2.2	2.3
Effect of exchange rates	2.0	(2.6)	3.1	0.4
Organic revenue growth[1]	**0.4**	**5.3**	**5.1**	**3.4**
Price	0.7	3.5	0.7	1.8
Volume/Mix	(0.3)	1.8	4.4	1.6

[1] Includes c.(0.2)% of price growth due to hyperinflation for the Group.

	Geographical Segments			
Three months ended 30 September 2024 vs 2023 (%)	**North America**	**EMEA & LatAm**	**APAC**	**Total**
Revenue growth	**(2.1)**	**(1.6)**	**3.5**	**(0.6)**
Organic adjustments	2.7	1.3	1.2	1.8
Effect of exchange rates	4.2	6.4	3.5	4.9
Organic revenue growth[1]	**4.8**	**6.1**	**8.2**	**6.1**
Price	2.4	5.3	1.1	3.3
Volume/Mix	2.4	0.8	7.1	2.8

[1] Includes c.2% of price growth due to hyperinflation for the Group.

	Product Categories						
Three months ended 30 September 2025 vs 2024 (%)[2]	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**7.0**	**3.7**	**3.0**	**(12.2)**	**0.4**	**(1.7)**	**0.7**
Organic adjustments	—	—	—	10.2	—	2.3	2.3
Effect of exchange rates	(0.1)	1.2	0.7	0.2	1.7	(1.7)	0.4
Organic revenue growth[1]	**6.9**	**4.9**	**3.7**	**(1.8)**	**2.1**	**(1.1)**	**3.4**

[1] Includes c.(0.2)% of price growth due to hyperinflation for the Group.
[2] Following the change in product category structure announced on 1 May 2025, 2024 figures have been restated.

	Product Categories						
Three months ended 30 September 2024 vs 2023 (%)[2]	**Oral Health**	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**2.5**	**(0.7)**	**(1.3)**	**3.2**	**2.1**	**(30.3)**	**(0.6)**
Organic adjustments	—	—	—	—	0.8	27.5	1.8
Effect of exchange rates	5.7	4.4	4.4	5.0	6.1	3.5	4.9
Organic revenue growth[1]	**8.2**	**3.7**	**3.1**	**8.2**	**9.0**	**0.7**	**6.1**

[1] Includes c.2% of price growth due to hyperinflation for the Group.
[2] Following the change in product category structure announced on 1 May 2025, 2024 vs 2023 figures have been restated.

Q3 2025 Trading Statement
Three months ended 30 September 2025



Nine months ended 30 September 2025 vs 2024 (%)	**Geographical Segments**			
	North America	**EMEA & LatAm**	**APAC**	**Total**
Revenue growth	**(4.2)**	**(1.9)**	**(0.1)**	**(2.3)**
Organic adjustments	1.5	4.1	1.9	2.7
Effect of exchange rates	2.6	3.0	3.2	2.9
Organic revenue growth[1]	**(0.1)**	**5.2**	**5.0**	**3.3**
Price	0.3	4.4	1.4	2.2
Volume/Mix	(0.4)	0.8	3.6	1.1

[1] Includes c.0.2% of price growth due to hyperinflation for the Group.

Nine months ended 30 September 2024 vs 2023 (%)	**Geographical Segments**			
	North America	**EMEA & LatAm**	**APAC**	**Total**
Revenue growth	**(3.6)**	**2.2**	**(1.3)**	**(0.7)**
Organic adjustments	1.3	1.3	0.9	1.2
Effect of exchange rates	3.0	3.8	5.4	3.9
Organic revenue growth[1]	**0.7**	**7.3**	**5.0**	**4.4**
Price	2.9	6.1	1.9	4.0
Volume/Mix	(2.2)	1.2	3.1	0.4

[1] Includes c.2% of price growth due to hyperinflation for the Group.

Nine months ended 30 September 2025 vs 2024 (%)[2]	**Product Categories**						
	Oral Health	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**4.1**	**(0.7)**	**0.1**	**(13.7)**	**(3.7)**	**(9.9)**	**(2.3)**
Organic adjustments	—	—	—	10.8	0.4	10.8	2.7
Effect of exchange rates	3.3	2.9	2.8	2.0	3.8	3.0	2.9
Organic revenue growth[1]	**7.4**	**2.2**	**2.9**	**(0.9)**	**0.5**	**3.9**	**3.3**

[1] Includes c.0.2% of price growth due to hyperinflation for the Group.
[2] Following the change in product category structure announced on 1 May 2025, 2024 figures have been restated.

Nine months ended 30 September 2024 vs 2023 (%)[2]	**Product Categories**						
	Oral Health	**VMS**	**Pain Relief**	**Respiratory Health**	**Digestive Health**	**Therapeutic Skin Health and Other**	**Total**
Revenue growth	**4.8**	**3.1**	**(5.4)**	**(1.9)**	**1.3**	**(17.1)**	**(0.7)**
Organic adjustments	—	—	—	—	0.4	20.9	1.2
Effect of exchange rates	4.5	4.2	3.3	4.0	3.6	2.8	3.9
Organic revenue growth [1]	**9.3**	**7.3**	**(2.1)**	**2.1**	**5.3**	**6.6**	**4.4**

[1] Includes c.2% of price growth due to hyperinflation for the Group.
[2] Following the change in product category structure announced on 1 May 2025, 2024 vs 2023 figures have been restated.